UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

SANCHEZ MIDSTREAM PARTNERS LP

(Name of Issuer)

COMMON UNITS

(Title of Class of Securities)

79971C201

(CUSIP Number)

Antonio R. Sanchez, III

1360 Post Oak Boulevard

Suite 2400

Houston, TX, 77056

(713) 783-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 79971C201	Page 2 of 11 Pages

1.	Names of Reporting Persons. SP COMMON EQUITY SUBSIDIARY LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,650,439 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,650,439 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,439 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person: OO

1.              This amount includes 140,647 Common Units that are subject to vesting.

SCHEDULE 13D

CUSIP No: 79971C201	Page 3 of 11 Pages

1.	Names of Reporting Persons. SP COMMON EQUITY LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,650,439 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,650,439 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,439 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person: OO, HC

1.              This amount includes 140,647 Common Units that are subject to vesting.

SCHEDULE 13D

CUSIP No: 79971C201	Page 4 of 11 Pages

1.	Names of Reporting Persons. ANTONIO R. SANCHEZ, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,650,439 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,650,439 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,439 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person: IN, HC

1.              This amount includes 140,647 Common Units that are subject to vesting.

SCHEDULE 13D

CUSIP No: 79971C201	Page 5 of 11 Pages

1.	Names of Reporting Persons. ANTONIO R. SANCHEZ, JR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,650,439 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,650,439 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,439 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person: IN, HC

1.              This amount includes 140,647 Common Units that are subject to vesting.

SCHEDULE 13D

CUSIP No: 79971C201	Page 6 of 11 Pages

1.	Names of Reporting Persons. PATRICIO D. SANCHEZ
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,650,439 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,650,439 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,439 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person: IN, HC

1.              This amount includes 140,647 Common Units that are subject to vesting.

SCHEDULE 13D

CUSIP No: 79971C201	Page 7 of 11 Pages

1.	Names of Reporting Persons. EDUARDO A. SANCHEZ
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,650,439 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,650,439 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,439 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person: IN, HC

1.              This amount includes 140,647 Common Units that are subject to vesting.

SCHEDULE 13D

CUSIP No: 79971C201	Page 8 of 11 Pages

Item 1.                                                         Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Units (the “Common Units”) of Sanchez Midstream Partners LP (the “Issuer”), whose principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056.

Item 2.                                                         Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following (the “Reporting Persons”): (i) SP Common Equity Subsidiary LLC, a Delaware limited liability company (“SPCE Sub”); (ii) SP Common Equity LLC, a Delaware limited liability company (“SPCE”); (iii) Antonio R. Sanchez, III; (iv) Antonio R. Sanchez, Jr.; (v) Patricio D. Sanchez; and (vi) Eduardo A. Sanchez.  SPCE Sub is an entity formed to hold the Common Units reported herein. SPCE is the sole member of SPCE Sub. Each of Antonio R. Sanchez, Jr., Antonio R. Sanchez, III, Patricio D. Sanchez and Eduardo A. Sanchez are managing members of SPCE and currently share voting and dispositive power over the securities controlled by SPCE.

Upon completion of the contribution of Common Units by the Sanchez Holders (as defined below) to SPCE Sub, as described in Item 4 herein, Stonepeak Catarina Holdings LLC, a Delaware limited liability company (“Stonepeak Catarina”) will become the sole member of SPCE Sub.  In such capacity, Stonepeak Catarina will exercise voting and dispositive power over the Common Units held by SPCE Sub.  Stonepeak Catarina and its direct and indirect control persons jointly filed a separate Schedule 13D/A on September 9, 2020, to report their indirect beneficial ownership of the Common Units contributed to SPCE Sub.

The principal office of each of the Reporting Persons is 1360 Post Oak Boulevard, Suite 2400, Houston, TX, 77056.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4.                                                         Purpose of Transaction

On September 7, 2020, each of Stonepeak Catarina, SP Capital Holdings, LLC, a Texas limited liability company (“SP Capital”) and SPCE entered into a Contribution and Exchange Agreement (the “Agreement”), pursuant to which Stonepeak Catarina issued (i) to SP Capital 10,000 Class B Units in Stonepeak Catarina in exchange for SP Capital contributing to Stonepeak Catarina 100% of the membership interests in SP Holdings, LLC, a Texas limited liability company (“SP Holdings”) and the sole member of Sanchez Midstream Partners GP LLC, a Texas limited liability company (the “General Partner”) and the general partner of the Partnership, and (ii) to SPCE 5,000 Class C Units in Stonepeak Catarina in exchange

SCHEDULE 13D

CUSIP No: 79971C201	Page 9 of 11 Pages

for SPCE contributing to Stonepeak Catarina 100% of the membership interests in SPCE Sub (collectively, the “Transaction”).

In connection with the Transaction, Antonio R. Sanchez, Jr. and certain affiliates of Antonio R. Sanchez, Jr. (collectively, the “Sanchez Holders”) irrevocably committed to contribute all 4,650,439 Common Units held by the Sanchez Holders to SPCE Sub as partial consideration for units representing membership interests in SPCE.  This amount includes 140,647 Common Units that are subject to vesting.  Upon completion of this contribution, Stonepeak Catarina will become the sole member of SPCE Sub.  In such capacity, Stonepeak Catarina will exercise voting and dispositive power over the Common Units held by SPCE Sub.

Also in connection with the Transaction, on September 7, 2020, Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company and the managing member of Stonepeak Catarina (“Managing Member”), and each of SP Capital and SPCE entered into an amended and restated limited liability company agreement of Stonepeak Catarina (the “Amended LLC Agreement”).  Among other things, the Amended LLC Agreement provides that Managing Member will continue to serve as managing member of Stonepeak Catarina, but that Managing Member will share with each of SP Capital and SPCE certain cash receipts from the Class C Preferred Units and Common Units beneficially owned by Stonepeak Catarina (including Common Units contributed to SPCE Sub).

Also in connection with the Transaction, each of Eduardo A. Sanchez, Patricio D. Sanchez and G.M. Byrd Larberg ceased serving as directors on the board of directors of the General Partner (the “Board”), and each of Michael Bricker, John Steen and Steven Meisel were appointed to serve as members of the Board.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, which is attached as Exhibit A to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.                                                         Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons may be deemed the beneficial owner of 4,650,439 Common Units irrevocably committed to SPCE Sub, including 140,647 Common Units that are subject to vesting.  This amount represents approximately 23.3% of the outstanding Common Units.

The foregoing beneficial ownership percentage is based on the 19,953,880 Common Units outstanding as of August 12, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 12, 2020.

(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 4,650,439 Common Units irrevocably committed to SPCE Sub.  Upon completion of the contribution of Common Units by the Sanchez Holders to SPCE Sub, SPCE Sub will share voting and dispositive power with Stonepeak Catarina and its direct and indirect control persons (all of which jointly filed a separate Schedule 13D/A on September 9, 2020, to report their indirect beneficial ownership of the Common Units irrevocably contributed to SPCE Sub).

SCHEDULE 13D

CUSIP No: 79971C201	Page 10 of 11 Pages

(c)  The response to Item 4 of this Schedule 13D is incorporated by reference herein. Except as set forth in the Schedule 13D, there were no transactions in Common Units by the Reporting Persons during the past sixty days.

(d) The response to Item 4 of this Schedule 13D is incorporated by reference herein. Except as set forth in the Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit A:                                         Contribution and Exchange Agreement by and between SP Capital Holdings, LLC, SP Common Equity LLC and Stonepeak Catarina Holdings LLC dated September 7, 2020 (incorporated by reference to Exhibit O of the Schedule 13D/A filed by Stonepeak Catarina Holdings LLC on September 9, 2020)

Exhibit B:                                         Joint Filing Agreement

Exhibit C:                                         Powers of Attorney (incorporated by reference to Exhibit 24 of the Form 3 filed by Sanchez Midstream Partners LP on September 17, 2020)

SCHEDULE 13D

CUSIP No: 79971C201	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SP COMMON EQUITY SUBSIDIARY LLC
By: SP Common Equity LLC, its sole member

	By:	/s/ Antonio R. Sanchez, III
	Name:	Antonio R. Sanchez, III
	Title:	Managing Member

SP COMMON EQUITY LLC

	By:	/s/ Antonio R. Sanchez, III
	Name:	Antonio R. Sanchez, III
	Title:	Managing Member

ANTONIO R. SANCHEZ, III

/s/ Antonio R. Sanchez, III

ANTONIO R. SANCHEZ, JR.

/s/ Antonio R. Sanchez, III, Attorney in fact

PATRICIO D. SANCHEZ

/s/ Antonio R. Sanchez, III, Attorney in fact

EDUARDO A. SANCHEZ

/s/ Antonio R. Sanchez, III, Attorney in fact

September 17, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).